Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-191833

Dated January 13, 2014

Relating to Preliminary Prospectus

Dated January 13, 2014

PRICING TERM SHEET

Costamare Inc.

8.50% Series C Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25.00 per Share)

January 13, 2014

Issuer:	Costamare Inc.

Securities Offered:	8.50% Series C Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share, liquidation preference $25.00 per share (the “Series C Preferred Stock”)

Offering Size:	4,000,000 shares of Series C Preferred Stock ($100,000,000 aggregate liquidation preference) (or 4,600,000 shares of Series C Preferred Stock ($115,000,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional shares in full)

Option to Purchase Additional Shares:	The underwriters have been granted a 30-day option to purchase up to an additional 600,000 shares of the Series C Preferred Stock.

Issue Price:	$25.00 per share

Net Proceeds to Issuer, before expenses:	$96,850,000 (or $111,377,500 if the underwriters exercise their option to purchase additional shares in full)

Maturity Date:	Perpetual

Trade Date:	January 13, 2014

Settlement Date:	January 21, 2014 (T+5)

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights

Dividend Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15, commencing April 15, 2014 (each, a “Dividend Payment Date”)

Dividends:	Will accrue and be cumulative from the date the Series C Preferred Stock is originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors

Dividend Rate:	8.50% per annum per $25.00 liquidation preference per share (equal to $2.12500 per annum per share)

Optional Redemption:	At any time on or after January 21, 2019, the Issuer may redeem, in whole or from time to time in part, the Series C Preferred Stock at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

Day Count:	30/360

Ratings:	The Series C Preferred Stock will not be rated by any Nationally Recognized Statistical Rating Organization.

CUSIP/ISIN:	Y1771G 128/MHY1771G1281

Joint Bookrunners:	Morgan Stanley & Co. LLC UBS Securities LLC Credit Suisse Securities (USA) LLC

Co-Managers	Barclays Capital Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Listing:	The Issuer intends to file an application to list the Series C Preferred Stock on the New York Stock Exchange (the “NYSE”) under the symbol “CMRE PR C”. If the application is approved, trading of the Series C Preferred Stock on the NYSE is expected to begin within 30 days after the original issue date of the Series C Preferred Stock. The underwriters have advised us that they intend to make a market in the Series C Preferred Stock prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for the Series C Preferred Stock will develop prior to commencement of trading on the NYSE or, if developed, that it will be maintained.

CHANGES TO PRELIMINARY PROSPECTUS SUPPLEMENT

1.	The table under “Other Expenses of Issuance and Distribution” on page S-45 of the preliminary prospectus supplement is replaced in its entirety with the following table:

SEC Registration Fee	$ 6,440
Printing Expenses	50,000
Legal Fees and Expenses	270,000
Accountants’ Fees and Expenses	29,000
The New York Stock Exchange Listing Fee	39,720
Transfer Agent Fees and Expenses	5,000
Miscellaneous Costs	9,840
Total	$ 410,000

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series C Preferred Stock and is not soliciting an offer to buy the Series C Preferred Stock in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, UBS Securities LLC at 1-877-827-6444, ext. 561 3884, or Credit Suisse Securities (USA) LLC at 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.